EXHIBIT 99.2

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 9 to 18 should be referred to as supplementary information to this discussion and analysis.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative and Consulting Agreement and as guided by the Board of Directors.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2015 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Financial Results – Changes in Net Assets

Total equity (referred to as “net assets”) increased by $580.3 million or 19.6% during the three months ended April 30, 2016 primarily as a result of a 15.6% increase in the price of gold per fine ounce and a 26.8% increase in the price of silver per ounce during the period.

Total equity increased by $406.3 million or 12.9% during the six months ended April 30, 2016 primarily as a result of a 12.5% increase in the price of gold per fine ounce and a 14.2% increase in the price of silver per ounce during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Apr. 30,	Jan. 31,	Oct. 31,	July 31,
	2016	2016	2015	2015
Change in unrealized appreciation of holdings	$567.5	$(171.1)	$156.8	$(289.6)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$580.3	$(174.0)	$152.9	$(292.6)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$2.28	$(0.69)	$0.60	$(1.15)
Total net assets	$3,548.2	2,968.0	$3,142.0	$2,991.7
Gold Price (per fine ounce)	$1,285.65	$1,111.80	$1,142.35	$1,098.40
Silver Price (per ounce)	$17.86	$14.08	$15.63	$14.56

	Apr. 30,	Jan. 31,	Oct. 31,	July 31,
	2015	2015	2014	2014
Change in unrealized appreciation of holdings	$(166.3)	$218.1	$(550.6)	$103.0
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(169.0)	$215.4	$(553.5)	$100.1
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.66)	$0.85	$(2.17)	$0.39
Total net assets	$3,284.2	$3,453.3	$3,237.9	$3,793.8
Gold Price (per fine ounce)	$1,180.25	$1,260.25	$1,164.25	$1,285.25
Silver Price (per ounce)	$16.52	$16.92	$16.20	$20.69

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the six months ended April 30, 2016.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at April 30, 2016 and October 31, 2015.

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, in the absence of bullion sales, Central Fund’s realized income is typically a nominal percentage of its net assets.

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2016 was $580.3 million compared to a net loss of $169.0 million for the comparable period in 2015. Net income, inclusive of the change in unrealized appreciation of holdings, for the six months ended April 30, 2016 was $406.3 million compared to $46.4 million for the comparable period in 2015. Normally, the net income (loss) for the three and six-month periods ended April 30, 2016 would be a result of the change in prices of gold and silver bullion during the respective periods. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of holdings) at $16.9875 per ounce for total proceeds of $49,886,100. Gold and silver was sold in proportion to maintain current weighting. Though the Company realized a gain of $15,758,511 on these sales it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $16,139 and decreased by $149,658 during the three and six-month periods ended April 30, 2016 as compared to the same periods in 2015. The changes in administration fees were directly due to changes in the levels of average net assets under administration during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended April 30, 2016 was 0.09% compared to 0.08% for the comparable three-month period in 2015. For the six-month period ended April 30, 2016, the expense ratio was 0.19% compared to 0.16% for the comparable six-month period in 2015. For the twelve-month period ended April 30, 2016, the expense ratio was 0.41% compared to 0.32% for the comparable twelve-month period ended April 30, 2015. The increases in the expense ratios were the direct result of costs incurred during the first six months of fiscal 2016 (April 30, 2016: $631,871; April 30, 2015: nil) to address issues related to the Class A Shareholders’ Proceedings. If not for these costs, the expense ratios would have been 0.08% for the three month period, 0.17% for the six month period and 0.32% for the twelve-month period ended April 30, 2016.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the six months ended April 30, 2016, Central Fund’s cash and cash equivalents increased by $41.9 million to $49.3 million. This increase was a result of the proceeds received from the April 25th sale of gold and silver bullion less amounts incurred to pay expenses, including costs of the Class A Shareholders’ Proceedings and the year-end Class A share dividend. The Board of Directors and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 9 of the quarterly financial statements.

Class A Shareholders’ Proceedings

The costs incurred by the Company for the three and six months ended April 30, 2016 were $118,194 and $631,871 respectively, (fiscal year ended October 31, 2015: $1,883,045), primarily for legal and advisory work in relation to the Class A Shareholders’ Proceedings. These costs will be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court. Any potential recovery of costs is not recognized in the financial statements and would not be recognized until the recovery of such costs is virtually certain.

Normal Course Issuer Bid

On February 24, 2016, the Company received approval from the TSX to commence a normal course issuer bid (“NCIB”) to repurchase and cancel up to 12.7 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding shares at that time. Any NCIB purchases may be made over the course of a twelve month period and will be subject to the applicable TSX and NYSE rules and securities laws. The timing of purchases, and the actual number of Class A shares to be purchased, will be determined by the Corporation and will be subject to market conditions, share prices and regulatory requirements.

Additional Information

This MD&A is dated May 26, 2016. Additional information relating to the Company, including its Annual Information Form and 2015 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.